SIMMONS FIRST NATIONAL CORPORATION

501 Main Street

Pine Bluff, Arkansas 71601

September 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Erin E. Martin

Re:	Simmons First National Corporation
Amendment No. 2 to Registration Statement on Form S-4 Filed September 11, 2017 File No. 333-219438

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Simmons First National Corporation (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on Tuesday, September 12, 2017, or as soon as possible thereafter.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Frank M. Conner III (202) 662-5986, Michael P. Reed (202) 662-5988 or Matthew C. Franker (202) 662-5895.

Very truly yours,

Simmons First National Corporation

By:	/s/ Patrick A. Burrow
Name:	Patrick A. Burrow
Title:	Executive Vice President, General Counsel and Secretary